The Dresher Family of Funds
                           715 Twining Road, Suite 202
                                Dresher, PA 19025


             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940


We, as members of management of The Dresher Family of Funds (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2002 and from June 29, 2002 through December 31, 2002.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2002 and from June 29, 2002 through December 31, 2002 with respect to securities reflected in the investment account of the Company.


The Dresher Family of Funds

By:



/s/David S. Butterworth
Treasurer